

September 24, 2010

Richard W. McCullough
Chairman, Chief Executive Officer, and President
Petroleum Development Corporation
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

> **Re:** **Petroleum Development Corporation (d/b/a PDC Energy)**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010, as amended August 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **File No. 0-07246**

Dear Mr. McCullough:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009, as amended

Exhibits

1.   Please file all material contracts. See Item 601(b)(10) of Regulation S-K. In that regard, we note your disclosure at page F-22 that sales to Suncor Energy Marketing, Inc., Williams Production RMT Company, and DCP Midstream, LP represented 18.6 %, 16.1%, and 11.9 %, respectively, of your total revenues in 2009. Please file any agreements with these customers, or tell us why you are not required to file them.

Definitive Proxy Statement on Schedule 14A

Short-Term Incentives, page 35

2.   Please explain how the performance metrics of cash flow per share and liquidity were calculated.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2009, as amended

Business, page 2

3.   Disclose your delivery commitments and the associated information as discussed in Item 1207 of Regulation S-K. If you have no such commitments, please so state.

4.   Provide disclosure regarding your present activities, as required by Item 1206 of Regulation S-K.

Acreage, page 6

5.   We note the presentation of your undeveloped acreage. Disclose the near term expiry of material acreage as contemplated in Item 1208(b) of Regulation S-K. If you have no such acreage, please so state.

Risk Factors, page 17

Drilling for and producing natural gas and oil are high risk activities with many uncertainties that could adversely affect our business, financial condition and results of operations, page 20

6.   Disclose the consequences of loss of hydrocarbon containment during drilling, transportation and processing.

Notes to Consolidated Financial Statements, page F-8

2009 Activity, page F-46

7.   We note the discussion of changes to your proved reserves. Disclose the changes to your proved undeveloped reserves, including conversion to developed status, as required by Item 1203(b) of Regulation S-K.

Exhibit 99.2

8.   Please procure a third party reserve report that presents:

- The date of report completion as required by Item 1202 (a)(8)(ii) of Regulation S-K;

- The average adjusted product prices used to estimate your proved reserves as contemplated in Item 1202(a)(8)(v).

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director